UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to

Commission File number 001-07160

COACHMEN INDUSTRIES, INC.
RETIREMENT PLAN AND TRUST

(Full title of the plan)

COACHMEN INDUSTRIES, INC.
2831 DEXTER DRIVE
ELKHART, INDIANA 46514

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
Elkhart, Indiana

FINANCIAL STATEMENTS
December 31, 2008 and 2007

CONTENTS

Index

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Coachmen Industries, Inc. Retirement Plan and Trust
Elkhart, Indiana

We have audited the accompanying statements of net assets available for benefits of the Coachmen Industries, Inc. Retirement Plan and Trust (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

Crowe Horwath LLP
South Bend, Indiana
July 9, 2009

1.

Index
COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2008 and 2007

	2008	2007
ASSETS

Investments, at fair value	$18,022,441	$27,938,437
Contributions receivable
Participant	28,410	-
Loans receivable	878,364	949,481

Net assets reflecting all investments at fair value	18,929,215	28,887,918

Adjustment from fair value to contract value for
fully benefit-responsive contracts	-	-

NET ASSETS AVAILABLE FOR BENEFITS	$18,929,215	$28,887,918

See accompanying notes to financial statements.

.

2.

Index
COACHMEN INDUSTRIES, INC.  RETIREMENT PLAN AND TRUST
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years ended December 31, 2008 and 2007

	2008	2007

Additions to net assets attributed to:
Interest and dividends	$781,843	$1,281,048
Net appreciation in fair value of investments	-	401,701
Contributions
Participant	2,535,695	3,265,378
Employer	271,322	1,050,597
Rollovers	64,687	177,542
	2,871,704	4,493,517

Total additions	3,653,547	6,176,266

Deductions from net assets attributed to:
Net depreciation in fair value of investments	9,163,617	-
Benefits paid to participants	4,443,659	4,244,286
Administrative expenses	4,974	28,789

Total deductions	13,612,250	4,273,075

Net increase (decrease)	(9,958,703)	1,903,191

Net assets available for benefits:
Beginning of year	28,887,918	26,984,727

End of year	$18,929,215	$28,887,918

See accompanying notes to financial statements.
.

3.

Index
COACHMEN INDUSTRIES, INC.  RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 1 – PLAN DESCRIPTION

The following description of the Coachmen Industries, Inc. Retirement Plan and Trust (the “Plan”) provides only general information.   Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering all regular employees of Coachmen Industries, Inc. and its subsidiaries (individually and collectively referred to as the "Company" or "Employer") who are still actively employed on the first of the month following one month of service and are 18 years of age, except those employees covered under a collective bargaining agreement.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions: The Company can make matching and discretionary profit sharing contributions to the Plan as determined by management of the Company; however the Company ceased matching contributions in 2008.  Company contributions may be made in cash only.    Participants may contribute up to 50% of their annual compensation to the Plan, not to exceed limits established by the Internal Revenue Service or those limits imposed by discrimination testing.  Participants who qualify may also make annual catch-up contributions to the Plan.  Participant account balances are invested in various funds available to the Plan as directed by the participants or are invested in the Plan’s default fund in the absence of participant directive.  Profit sharing contributions, if applicable, are allocated to participants based on compensation.

Participant Accounts: Each participant's account is credited with the participant's contributions and an allocation of (a) the Company's contribution and (b) Plan earnings, net of applicable administrative expenses.  Allocations of the Company's contributions are based on annual compensation; however the Company ceased matching contributions in 2008.  Allocations of Plan earnings are based on account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Loan Provisions: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of the participant vested account balance, whichever is less.  The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined by the Plan administrator.

Vesting: Participants are immediately vested in their voluntary contributions plus actual earnings therein.  Vesting in the remainder of their accounts is based on years of credited service.  A participant is 20% vested after the first year with an additional 20% vesting each year thereafter until fully vested.  Participants become 100% vested in the event of death, disability or retirement at the normal retirement date.

(Continued)

4.

Index
COACHMEN INDUSTRIES, INC.  RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 1 – PLAN DESCRIPTION (Continued)

Payment of Benefits: Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her account.  Withdrawals other than for termination are permitted under circumstances provided by the Plan.  Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan but have not been paid.  Amounts allocated to these individuals aggregated $0 and $23,925 at December 31, 2008 and 2007, respectively.

Forfeitures: Upon termination, participant nonvested amounts are forfeited to the Plan and are used to reduce future Employer matching contributions, or Plan administrative expenses.  As of December 31, 2008 and 2007, there were $24,021 and $134,034, respectively, of forfeitures available to reduce future Employer contributions or Plan administrative expenses.  During the years ended December 31, 2008 and 2007, $143,658 and $92,218, respectively, of forfeitures were used to reduce Employer contributions.

NOTE 2 – ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed in the preparation of the Plan's financial statements:

Basis of Accounting: The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Valuation of Investments: Investments are reported at fair value.  The fair values of investments in mutual funds and Coachmen Industries, Inc. common stock are determined by quoted market prices.  The fair values of participation units held in pooled separate accounts are based on their net asset values, as reported by the managers of the pooled separate accounts and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date.  The fair value of the Plan’s interest in the Great-West Guaranteed Portfolio Fund, which is a fully benefit-responsive investments contract, has been estimated based on a discounted cash flows methodology, utilizing current rates of return available for similar contracts, with comparable credit risks and liquidity, as of the respective financial statement dates (See Note 4).

Participant loans are reported at amortized cost, as the fair value of the loans is not practicable to estimate due to restrictions placed on the transferability of the loans.  Purchases and sales of securities are recorded on a trade-date basis.  The cost of investments sold is determined using the average cost method.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

(Continued)

5.

Index
COACHMEN INDUSTRIES, INC.  RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 2 – ACCOUNTING POLICIES (Continued)

The Plan presents in its statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

Fully Benefit-Responsive Investment Contracts: The Plan reports its direct interests in fully benefit-responsive investment contracts at fair value in the investments caption of the statements of net assets available for benefits.  In addition, any material difference between the fair value of these investments and their contract value is presented as a separate adjustment line in the statement of net assets available for benefits, because contract value remains the relevant measurement attribute for that portion of net assets available for benefits attributable to fully benefit-responsive investment contracts.  Management has determined that the estimated fair value of the Plan's investment contract with Great West Life & Annuity Insurance Company as of December 31, 2008 and 2007 (the Guaranteed Portfolio fund) approximates contract value.  Accordingly, the statements of net assets available for benefit reflect no adjustment for the difference between net assets at fair value and net assets available for benefits.

Contributions: Contributions from participants, including any related Employer matching contributions, are recorded in the period the Employer withholds payroll deductions from Plan participants.

Payment of Benefits: Benefits are recorded when paid.

Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with U.S.  (United States) generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period.   Actual results could differ from those estimates.

Risks and Uncertainties: The Plan provides for various investment options in any combination of Coachmen Industries, Inc. common stock, a group annuity contract and mutual funds.  The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity and credit.  Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investments securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

(Continued)

6.

Index
COACHMEN INDUSTRIES, INC.  RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 2 – ACCOUNTING POLICIES (Continued)

Adoption of New Accounting Standards: In September 2006, the FASB issued Statement No.  157, Fair Value Measurements.  This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  This Standard is effective for financial statements issued for fixcal years beginning after November 15, 2007.  The impact of adoption of this Standard as of January 1, 2008 was not material to the Plan's net assets available for benefits.  This Statement establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Common Stock - Coachmen Industries, Inc. common stock held in participant-directed accounts is stated at fair value as quoted on a securities exchange and is valued at the last reported sales price on the last business day of the Plan year and is classified as Level 1 investments.

Mutual Funds - Mutual funds are valued at quoted market prices in an exchange and active markets, which represent the net asset values of shares, held by the Plan at year end and are classified as Level 1 investments.

Group Annuity Contract - The fair values of investment contracts have been estimated based on a discounted cash flows methodology, utilizing current rates of return available for similar contracts, with comparable credit risks and liquidity, as of the respective financial statement dates (level 3 inputs).

(Continued)

7.

Index
COACHMEN INDUSTRIES, INC.  RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 2 – ACCOUNTING POLICIES (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below:

Fair Value Measurements
At December 31, 2008 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)

Investments	$13,929,214	$-	$4,093,227

The table below presents a reconciliation of Plan investments measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the year ended December 31, 2008:

Fair Value Measurements Using Significant
Unobservable Inputs (Level 3)
Investment Contracts

Beginning balance, January 1, 2008	$2,944,827
Investment income	130,298
Purchases, sales, issuances and settlements (net)	1,018,102
Ending balance, December 31, 2008	$4,093,227

Included in the Plan's 2008 statement of changes in net assets available for benefits is $130,298 of interest and dividend income pertaining to Level 3 investments that are still held by the Plan as of December 31, 2008.

In February 2007, the FASB issued Statement No.  159, The Fair Value Option for Financial Assets and Financial Liabilities.  The standard provides reporting entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between reporting entities that choose different measurement attributes for similar types of assets and liabilities.  The new standard is effective for the Plan on January 1, 2008.  The Plan did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

Effect of Newly Issued But Not Yet Effective Accounting Standards:  In April 2009, the FASB issued Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.  This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly  transaction (that is, not a forced liquidation or  distressed  sale) between  market participants.  The FSP provides a number of factors to consider when evaluating whether  there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity.  In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information  may be needed to determine the appropriate fair value.  The FSP also requires increased disclosures.  This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively.  Plan management does not expect the adoption to have a material effect on the Plan's net assets available for benefits or changes therein.

(Continued)

8.

Index
COACHMEN INDUSTRIES, INC.  RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 3 – INVESTMENTS

The following investments, at fair value, were 5% or more of the Plan's net assets at December 31, 2008 and 2007:

	2008	2007
Mutual Funds
Royce Value Plus Service	$1,788,397	$-
American Funds Growth Fund R4	2,783,932	-
Vanguard 500 Index Signal	1,134,024	-
Pioneer Cullen Value Y	1,406,374	-
Great West Guaranteed Portfolio Fund	4,093,227	-
Ridgeworth International Equity Index I	1,603,022	-
Pimco Total Return Fund	1,854,861	-
Pooled Separate Accounts
Alliance Bernstein 2020 Retirement STR A	$-	$1,644,369
STI Classic International Equity Index	-	3,534,487
Royce Value Plus Service	-	3,360,237
American Funds Growth Fund R4	-	5,336,501
Vanguard 500 Index Signal	-	2,066,465
Pioneer Cullen Value Y	-	2,759,685
Great West Guaranteed Portfolio Fund	-	2,944,827
Pimco Total Return Fund	-	1,836,956

During the years ended December 31, 2008 and 2007, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	2008	2007

Mutual funds	$(8,843,358)	$-
Pooled separate accounts	-	417,614
Common trust fund	-	309,965
Coachmen Industries, Inc. common stock	(320,259)	(325,878)

	$(9,163,617)	$401,701

(Continued)

9.

Index
COACHMEN INDUSTRIES, INC.  RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 4 – INVESTMENT (ANNUITY) CONTRACT WITH INSURANCE COMPANY

Effective October 1, 2007, the Plan entered into a fully benefit-responsive annuity contract with Great-West Life & Annuity Insurance Company (Great-West or Issuer).  Great-West maintains the contributions in its general account.  Great-West’s general account is credited with earnings and is charged for participant withdrawals and administrative expenses.  Participants may direct the withdrawal or transfer of all or a portion of their investments at contract value.  There are no reserves against contract value for credit risk of the Issuer or otherwise.

The Plan's investment contract specifies certain conditions under which distributions from the contract would be payable at amounts below contract value. Such circumstances include Plan termination, Plan merger, premature contract termination initiated by the Company, and certain other Company-initiated events that result in distributions exceeding a set amount. Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rate of the contract is based on the earnings of the underlying assets in the Issuer’s entire medium-long new portfolio and prevailing market conditions.  The interest crediting rate is reset quarterly.

Average yields:
		2008	2007

	Based on annualized earnings (1)	3.20%	3.77%

	Based on interest rate credited to participants (2)	3.20%	3.77%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the contract investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contract investments on the same date.

NOTE 5 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the Internal Revenue Code (“IRC”) and ERISA.  In the event of Plan termination, participants will become fully vested in their accounts.

On December 26, 2008, the Company completed the sale of substantially all of the assets of the Company’s RV Segment, consisting of its recreational vehicle manufacturing and sales business.  As a result of this transaction, the Company has determined that a partial Plan termination occurred and each affected participant became 100% vested.

(Continued)

10.

Index
COACHMEN INDUSTRIES, INC.  RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 6 – TAX STATUS AND REPORTING

The Plan, which the Company has adopted, is a prototype non-standardized profit sharing plan and the Internal Revenue Service has determined and informed the sponsor of the prototype by a letter dated November 27, 2001 that the prototype plan, as then designed, was in accordance with applicable sections of the IRC.  Although the Plan has been amended, the Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC.

The following is a reconciliation of net assets available for benefits per the accompanying financial statements at December 31, 2008 and 2007 to Form 5500:

	2008	2007

Net assets available for benefits per the financial statements	$18,929,215	$28,887,918
Contributions receivable - participant	28,410	-

Net assets available for benefits per the Form 5500	$18,900,805	$28,887,918

The following is a reconciliation of net increase (decrease) in net assets available for benefits per the accompanying financial statements for the years ended December 31, 2008 and 2007 to Form 5500:

	2008	2007

Net increase (decrease) in net assets available for benefits per the financial statements	$(9,958,703)	$1,903,191
Less:
Contributions receivable - participant	28,410	-

Net income (loss) per the Form 5500	$(9,987,113)	$1,903,191

NOTE 7 – PARTIES-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Employer and certain others.  The Company provides certain accounting, recordkeeping and administrative services to the Plan for which it receives no compensation.  Fees paid by the Plan to Great West Retirement Services were $4,974 for the year ended December 31, 2008.  Fees paid to Principal Financial Group, trustee of the Plan through September 30, 2007, were $28,789.  Cash dividends of $0 and $4,214 were paid to the Plan by Coachmen Industries, Inc. for 2008 and 2007, respectively.

(Continued)

11.

Index
COACHMEN INDUSTRIES, INC.  RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 7 – PARTIES-IN-INTEREST TRANSACTIONS (Continued)

The Plan held the following party-in-interest investments:

		2008	2007

Coachmen Industries, Inc.	Common stock
	(138,120 shares and 68,335 shares at December 31, 2008 and 2007, respectively)	$254,473	$406,682
Great-West Life & Annuity Insurance Company	Alliance Bernstein 2000 Retirement STR A	-	104,979
Great-West Life & Annuity Insurance Company	Alliance Bernstein 2010 Retirement STR A	-	1,046,425
Great-West Life & Annuity Insurance Company	Alliance Bernstein 2015 Retirement STR A	-	4,603
Great-West Life & Annuity Insurance Company	Alliance Bernstein 2020 Retirement STR A	-	1,644,369
Great-West Life & Annuity Insurance Company	Alliance Bernstein 2025 Retirement STR A	-	17,032
Great-West Life & Annuity Insurance Company	Alliance Bernstein 2030 Retirement STR A	-	933,175
Great-West Life & Annuity Insurance Company	Alliance Bernstein 2035 Retirement STR A	-	3,457
Great-West Life & Annuity Insurance Company	Alliance Bernstein 2040 Retirement STR A	-	701,348
Great-West Life & Annuity Insurance Company	Alliance Bernstein 2045 Retirement STR A	-	12,960
Great-West Life & Annuity Insurance Company	Alliance Bernstein 2050 Retirement STR A	-	292,860
Great-West Life & Annuity Insurance Company	Alliance Bernstein 2055 Retirement STR A	-	12,140
Great-West Life & Annuity Insurance Company	Pimco Funds Total Return Fund	-	1,836,956
Great-West Life & Annuity Insurance Company	STI Classic International Equity Index	-	3,534,487
Great-West Life & Annuity Insurance Company	Royce Value Plus Service	-	3,360,237
Great-West Life & Annuity Insurance Company	Columbia Small Cap Value I Fund A	-	919,249
Great-West Life & Annuity Insurance Company	American Funds Growth Fund R4	-	5,336,501
Great-West Life & Annuity Insurance Company	Vanguard 500 Index Signal	-	2,066,465
Great-West Life & Annuity Insurance Company	Pioneer Cullen Value Y	-	2,759,685
Great-West Life & Annuity Insurance Company	Guaranteed Portfolio Fund	4,093,227	2,944,827
Participants	Participant loans	$878,364	$949,481

12.

Index
SUPPLEMENTARY INFORMATION

Index
COACHMEN INDUSTRIES, INC.  RETIREMENT PLAN AND TRUST
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

Name of Plan Sponsor:  Coachmen Industries, Inc.
Employer Identification Number:  35-1101097
Three-Digit Plan Number:  001

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investments, including Maturity Date, Rate of Interest, Par or Maturity Value	(d) Cost	(e) Fair Value

	Mutual Funds
	Alliance Bernstein	2000 Retirement STR A (5,742 units)	#	$46,566

	Alliance Bernstein	2005 Retirement STR A (142 units)	#	1,073

	Alliance Bernstein	2010 Retirement STR A (45,653 units)	#	332,813

	Alliance Bernstein	2015 Retirement STR A (6,196 units)	#	44,671

	Alliance Bernstein	2020 Retirement STR A (122,740 units)	#	859,177

	Alliance Bernstein	2025 Retirement STR A (6,726 units)	#	47,081

	Alliance Bernstein	2030 Retirement STR A (80,952 units)	#	560,998

	Alliance Bernstein	2035 Retirement STR A (3,404 units)	#	23,622

	Alliance Bernstein	2040 Retirement STR A (49,179 units)	#	348,676

	Alliance Bernstein	2045 Retirement STR A (2,434 units)	#	17,063

	Alliance Bernstein	2050 Retirement STR A (32,009 units)	#	185,972

	Alliance Bernstein	2055 Retirement STR A (5,167 units)	#	29,657

	Pimco Funds	Total Return Fund (182,925 units)	#	1,854,861

	Ridgeworth	International Equity Index I (155,633 units)	#	1,603,022

	Vanguard	Small Cap Index Fund (1,418 units)	#	28,922

	Thornburg	Core Growth R5 (326 units)	#	3,267

	Vanguard	Mid Cap Index Fund (5,246 units)	#	61,901

	Columbia	Mid Cap Value Z (991 units)	#	8,372

	Royce	Value Plus Service (224,956 units)	#	1,788,397

	Columbia	Small Cap Value I Fund A (17,300 units)	#	504,300

	American Funds	Growth Fund R4 (137,005 units)	#	2,783,932

	Vanguard	500 Index Signal (16,521 units)	#	1,134,024

	Pioneer Cullen	Value Y (99,110 units)	#	1,406,374

		Total mutual funds		13,674,741

	Group Annuity Contract
*	Great West	Guaranteed Portfolio Fund	#	4,093,227

	Common Stock
*	Coachmen Industries, Inc.	Coachmen Industries, Inc. common stock (138,120 shares)	#	254,473
		Total investments		18,022,441

	Participant Loans
*	Participant loans	$878,364 principal amount, interest ranging from 4.00% to 8.25%, with various maturity dates		878,364

		Total		$18,900,805

*  Party-in- interest
#  Form 5500 does not require cost information for participant-directed investments

13.